UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Comprehensive Income

Consolidated Statement of Changes in Stockholders' Equity

Consolidated Statement of Cash Flows

1.Introduction, presentation of condensed consolidated financial statements and other information

2.Basis of consolidation

3.Financial assets

4.Non-current assets held for sale

5.Investments in associates and joint ventures

6.Tangible assets

7.Intangible assets - Goodwill

8.Intangible assets - Other intangible assets

9.Financial liabilities

10.Provision for legal and administrative proceedings, commitments and other provisions

11.Stockholders’ Equity

12.Income Tax

13.Detailing of income accounts

14.Employee Benefit Plan

15.Operating segments

16.Related party transactions

17.Fair value of financial assets and liabilities

18.Other disclosures

19.Subsequent Event

APPENDIX I – Consolidated Statement of Value Added

Performance Report

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Consolidated Balance Sheet

Bank

	Note	03/31/2021	12/31/2020

Cash		30,868,413	20,148,725

Financial Assets Measured at Fair Value Through Profit or Loss	3.a	56,440,381	60,900,466
Debt instruments		3,273,898	3,545,660
Balances with The Brazilian Central Bank		53,166,483	57,354,806

Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	3.a	103,294,220	98,466,232
Debt instruments		68,256,331	68,520,799
Equity instruments		1,841,009	1,818,276
Trading derivatives	18.a	33,196,880	28,127,157

Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	3.a	517,507	499,720
Loans and advances to customers		120,991	60,808
Equity instruments		396,516	438,912

Financial Assets Measured at Fair Value Through Other Comprehensive Income	3.a	104,522,534	109,740,387
Debt instruments		104,475,957	109,668,214
Equity instruments		46,577	72,173

Financial Assets Measured at Amortized Cost	3.a	561,872,993	554,924,796
Loans and amounts due from credit institutions		85,416,750	112,849,776
Loans and advances to customers		422,181,194	393,707,229
Debt instruments		54,275,049	48,367,791

Hedging Derivatives	18.a	976,093	743,463

Non-Current Assets Held for Sale	4	960,943	1,092,909

Investments in Associates and Joint Ventures	5	1,147,491	1,094,985

Tax Assets		41,019,803	41,063,782
Current		3,150,328	3,082,084
Deferred		37,869,475	37,981,698

Other Assets		4,960,535	7,222,411

Tangible Assets	6	8,694,315	9,537,111

Intangible Assets		29,525,601	30,766,498
Goodwill	7	27,332,159	28,360,137
Other intangible assets	8	2,193,442	2,406,361

Total Assets		944,800,829	936,201,485

Liabilities and Stockholders’ Equity			Bank
	Notes	03/31/2021	12/31/2020

Financial Liabilities Measured at Fair Value Through Profit or Loss Held For Trading	9.a	77,378,700	77,643,290
Trading derivatives	18.a	37,438,039	31,835,344
Short positions	18.a.7	39,940,661	45,807,946

Financial Liabilities Measured at Fair Value Through Profit or Loss	9.a	7,217,801	7,038,467
Other financial liabilities		7,217,801	7,038,467

Financial Liabilities Measured at Amortized Cost	9.a	723,848,807	707,288,791
Deposits from Brazilian Central Bank and deposits from credit institutions		162,213,018	131,656,962
Customer deposits		441,536,293	445,813,972
Marketable debt securities		55,806,147	56,875,514
Debt Instruments Eligible to Compose Capital		14,621,611	13,119,660
Other financial liabilities		49,680,687	59,822,683

Hedging Derivatives	18.a	3,049	144,594

Provisions	10	13,149,656	13,814,978
Provisions for pension funds and similar obligations		3,978,455	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions		9,171,201	9,885,713

Tax Liabilities		8,177,368	10,130,248
Current		5,037,315	5,583,653
Deferred		3,140,053	4,546,595

Other Liabilities		9,718,281	14,051,245

Total Liabilities		839,502,611	830,111,613

Stockholders' Equity		106,831,535	106,205,067
Share Capital	11	55,000,000	57,000,000
Reserves		48,487,789	40,414,981
Treasury shares		(709,770)	(791,358)
Profit for the period attributable to the Parent		4,053,516	13,418,529
Less: Dividends and remuneration		-	(3,837,085)
Other Comprehensive Income		(1,850,732)	(428,080)

Stockholders' Equity Attributable to the Parent		104,980,803	105,776,987

Non - Controlling Interests		317,415	312,885

Total Stockholders' Equity		105,298,218	106,089,872
Total Liabilities and Stockholders' Equity		944,800,829	936,201,485

Consolidated Statement of Income

	Notes	01/01 to 03/31/2021	01/01 to 03/31/2020
Interest and similar income		16,300,789	18,617,110
Interest expense and similar charges		(4,426,949)	(7,180,327)
Net Interest Income		11,873,840	11,436,783
Income from equity instruments		1,516	2,396
Income from companies accounted by the equity method	5.a	30,568	30,125
Fee and commission income		5,171,911	5,510,997
Fee and commission expense		(1,115,547)	(1,266,046)
Gains (losses) on financial assets and liabilities (net)		7,286,616	9,331,725
Financial Assets Measured At Fair Value Through Profit Or Loss		1,010,732	391,833
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		6,483,275	8,177,286
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		63,611	6,541
Financial instruments not measured at fair value through profit or loss		(148,078)	(6,412)
Other		(122,924)	762,477
Exchange differences (net)		(8,799,755)	(22,421,929)
Other operating expense		(233,316)	(253,700)
Total Income		14,215,833	2,370,351
Administrative expenses		(4,195,078)	(4,188,444)
Personnel expenses	13.a	(2,204,550)	(2,300,596)
Other administrative expenses	13.b	(1,990,528)	(1,887,848)
Depreciation and amortization		(673,352)	(618,769)
Tangible assets	6.a	(528,318)	(493,419)
Intangible assets	8	(145,034)	(125,350)
Provisions (net)	10	(571,367)	(629,806)
Impairment losses on financial assets (net)		(3,573,215)	(3,474,160)
Financial Instruments Measured At Amortized Cost	3.b.2	(3,573,215)	(3,474,160)
Impairment losses on other assets (net)		(9,191)	(2,377)
Other intangible assets	8	(1,561)	(4,951)
Other assets		(7,630)	2,574
Gains (losses) on disposal of assets not classified as non-current assets held for sale		30,198	204,414
Gains (losses) on non-current assets held for sale not classified as discontinued operations		17,713	13,021
Operating Income Before Tax		5,241,541	(6,325,770)
Income taxes	12	(1,178,574)	10,192,038
Consolidated Net income for the period		4,062,967	3,866,268
Profit attributable to the Parent		4,053,516	3,857,825
Profit attributable to non-controlling interests		9,451	8,443
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares		517.47	492.73
Preferred shares		569.22	542.00
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares		517.47	492.73
Preferred shares		569.22	542.00
Net Profit attributable - Basic (Brazilian Real)
Common shares		1,967,891	1,872,898
Preferred shares		2,085,625	1,984,927
Net Profit attributable - Diluted (Brazilian Real)
Common shares		1,967,891	1,872,898
Preferred shares		2,085,625	1,984,927

Weighted average shares outstanding (in thousands) - basic
Common shares		3,802,874	3,801,088
Preferred shares		3,663,992	3,662,229
Weighted average shares outstanding (in thousands) - diluted
Common shares		3,802,874	3,801,088
Preferred shares		3,663,992	3,662,229
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

		01/01 to 03/31/2021	01/01 to 03/31/2020
Consolidated Profit for the Period		4,062,967	3,866,268

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(1,407,559)	(1,352,080)

Financial Assets Measured at Fair Value Through Other Comprehensive Income	.	(1,181,493)	(1,316,090)
Financial Assets Measured at Fair Value Through Other Comprehensive Income	.	(2,175,307)	(2,406,869)
Income taxes	.	993,814	1,090,779

Cash flow hedges		(226,066)	(35,990)
Valuation adjustments		(433,885)	(89,973)
Income taxes		207,819	53,983

Other Comprehensive Income that won't be reclassified for Net income:		(15,094)	528,078

Defined Benefits plan		(15,094)	528,078
Defined Benefits plan		-	977,213
Income taxes		(15,094)	(449,135)

Total Comprehensive Income		2,640,314	3,042,266
Attributable to the parent		2,630,863	3,033,823
Attributable to non-controlling interests		9,451	8,443
Total		2,640,314	3,042,266

Consolidated Statement of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital		Reserves		Treasury shares		Option for Acquisition of Equity Instrument		Profit Attributed to the Parent		Dividends and Remuneration		Stockholders´ Equity Attributable to the Parent		Financial Assets Measured At Fair Value Through Other Comprehensive Income		Defined Benefits plan		Translation adjustments investment abroad		Gains and losses - Cash flow hedge and Investment		Total		Non-controlling Interests		Total Stockholders´ Equity
Balances at December 31, 2019		57,000,000		34,877,492		(681,135)		(67,000)		16,406,932		(10,800,000)		96,736,289		3,345,283		(3,746,537)		859,370		(543,825)		96,650,580		558,581		97,209,161
Total comprehensive income		-		-		-		-		13,418,529		-		13,418,529		(1,003,154)		555,624		-		105,159		13,076,159		32,224		13,108,383
Net profit		-		-		-		-		13,418,529		-		13,418,529		-		-		-		-		13,418,529		32,224		13,450,753
Other comprehensive income		-		-		-		-		-		-		-		(1,003,154)		555,624		-		105,159		(342,371)		-		(342,371)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-		-		-		-		-		-		-		(1,003,154)		-		-		-		(1,003,154)		-		(1,003,154)
Pension plans		-		-		-		-		-		-		-		-		555,624		-		-		555,624		-		555,624
Gain and loss - Cash flow and investment hedge		-		-		-		-		-		-		-		-		-		-		105,159		105,159		-		105,159
Appropriation of net income from prior years		-		16,406,932		-		-		(16,406,932)		-		-		-		-		-		-		-		-		-
Option for Acquisition of Equity Instrument		-		(67,000)		-		67,000		-		-		-		-		-		-		-		-		-		-
Dividends and interest on capital from prior years		-	-	(10,800,000)	-	-	-	-	-	-	-	10,800,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-		-		-		-		-		(3,837,085)		(3,837,085)		-		-		-		-		(3,837,085)		-		(3,837,085)
Share based compensation		-		-		-		-		-		-		-		-		-		-		-		-		-		-
Treasury shares		-		-		(110,223)		-		-		-		(110,223)		-		-		-		-		(110,223)		-		(110,223)
Treasury shares income		-		-		-		-		-		-		-		-		-		-		-		-		-		-
Other		-		(2,443)		-		-		-		-		(2,443)		-		-		-		-		(2,443)		(277,920)		(280,363)
Balances at December 31, 2020		57,000,000		40,414,981		(791,358)		-		13,418,529		(3,837,085)		106,205,067		2,342,129		(3,190,913)		859,370		(438,666)		105,776,987		312,885		106,089,872

Balances at December 31, 2020		57,000,000		40,414,981		(791,358)		-		13,418,529		(3,837,085)		106,205,067		2,342,129		(3,190,913)		859,370		(438,666)		105,776,987		312,885		106,089,872
Total comprehensive income		-		-		-		-		4,053,516		-		4,053,516		(1,181,493)		(15,094)		-		(226,065)		2,630,864		9,451		2,640,315
Net profit		-		-		-		-		4,053,516		-		4,053,516		-		-		-		-		4,053,516		9,451		4,062,967
Other comprehensive income		-		-		-		-		-		-		-		(1,181,493)		(15,094)		-		(226,065)		(1,422,652)		-		(1,422,652)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-		-		-		-		-		-		-		(1,181,493)		-		-		-		(1,181,493)		-		(1,181,493)
Pension plans		-		-		-		-		-		-		-		-		(15,094)		-		-		(15,094)		-		(15,094)
Gain and loss - Cash flow and investment hedge		-		-		-		-		-		-		-		-		-		-		(226,065)		(226,065)		-		(226,065)
Appropriation of net income from prior years		-		13,418,529		-		-		(13,418,529)		-		-		-		-		-		-		-		-		-
Spin-Off	11.a	(2,000,000)		(1,167,674)		-		-		-		-		(3,167,674)		-		-		-		-		(3,167,674)		-		(3,167,674)
Dividends and interest on capital	11.b	-		(3,837,085)		-		-		-		3,837,085		-		-		-		-		-		-		-		-
Treasury shares		-		-		81,588		-		-		-		81,588		-		-		-		-		81,588		-		81,588
Other		-		(340,962)		-		-		-		-		(340,962)		-		-		-		-		(340,962)		(4,921)		(345,883)
Balances as of March 31, 2021		55,000,000		48,487,789		(709,770)		-		4,053,516		-		106,831,535		1,160,636		(3,206,007)		859,370		(664,731)		104,980,803		317,415		105,298,218

Consolidated Statement of Cash Flows

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
1. Cash Flows From Operating Activities
Consolidated Net income for the period		4,062,967	3,866,268
Adjustments to profit		34,364,973	(39,920,537)
Depreciation of tangible assets	6-a	528,318	493,419
Amortization of intangible assets	8	145,034	125,350
Impairment losses on other assets (net)		9,191	2,377
Provisions and Impairment losses on financial assets (net)		4,144,582	4,103,966
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(47.911)	(217,435)
Income from companies accounted by the equity method	5-a	(30,568)	(30,125)
Deferred tax assets and liabilities	11	306,791	(4,339,480)
Monetary Adjustment of Escrow Deposits		(235,800)	(120,174)
Recoverable Taxes		(166,091)	(94,253)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		6,590	(7,516)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		30,477,797	(39,824,555)
Other		(772,960)	(12,111)
Net (increase) decrease in operating assets		(16,418,583)	(19,185,513)
Balance with the Brazilian Central Bank		(10,719,688)	(5)
Financial Assets Measured At Fair Value Through Profit Or Loss		(22,044,046)	(7,677,284)
Other financial assets measured at fair value through profit or loss		(4,827,988)	(18,833,268)
Financial Assets Measured at Fair Value in Results Retained for Trading		(17,787)	15,456
Financial Assets Measured at Fair Value through Other Comprehensive Income		3,390,827	(8,637,997)
Financial Assets Measured At Amortized Cost		9,842,013	11,157,163
Other assets		7,958,086	4,790,422
Net increase (decrease) in operating liabilities		(4,711,615)	74,720,362
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		(264.590)	7,357,697
Financial Liabilities Measured At Fair Value Through Profit Or Loss		(23,195)	(1,070,427)
Financial liabilities at amortized cost		4,651,227	68,637,359
Other liabilities		(9,075,057)	(204,267)
Tax paid		(956,576)	(1,016,605)
Total net cash flows from operating activities (1)		16,341,166	18,463,975
2. Cash Flows From Investing Activities
Investments		(281,087)	(536,076)
Acquisition of Minority Residual Interest in Subsidiary		1	-
Tangible assets		(281,306)	(407,102)
Intangible assets		62,363	(128,974)
Corporate Restructuring		(62,145)	-
Disposal		818,841	250,501
Tangible assets		619,122	103,835
Non-Current Assets Held For Sale		181,070	144,041
Dividends and interest on capital received		18,649	2,625
Total net cash flows from investing activities (2)		537,754	(285,575)
3. Cash Flows From Financing Activities
Acquisition of own shares		81,588	(113,444)
Issuance of other long-term liabilities		24,043,469	21,315,694
Dividends and interest on capital paid		(902,256)	(6,829,903)
Payments of other long-term liabilities		(26,614,051)	(22,955,878)
Net increase in non-controlling interests		-	(266,089)

Total net cash flows from financing activities (3)		(3,132,229)	(8,849,620)
Exchange variation on Cash and Cash Equivalents (4)		(6,590)	7,516
Net Increase in Cash and cash equivalents (1+2+3+4)		13,740,101	9,336,296
Cash and cash equivalents at the beginning of the period		28,446,808	21,443,663
Cash and cash equivalents at the end of the period		42,186,909	30,779,959

1.             Introduction, presentation of condensed consolidated financial statements and other information

a)   Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041, CJ 281, Building A,  Wtorre JK - Vila Nova Conceição, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issue of the Condensed Consolidated Financial Statements for the period ended on March 31, 2021 at the meeting held on April 27, 2021.

These Financial Statements and the accompanying documents were the subject of a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)   Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c)   Other information

c.1) Adoption of new standards and interpretations

The following changes to standards were adopted for the first time for the year beginning January 1, 2021:

• Amendments to IFRS 9, IAS 39, IFRS 7 "Financial Instruments", IFRS 4 "Insurance Contracts" and IFRS 16 "Leasing": the changes provided for in Phase 2 of the IBOR reform address issues that may affect the financial statements during the reform a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is January 1, 2021. The Group's contracts linked to LIBOR are being reviewed between the parties and will be updated by the respective alternative rates disclosed, plus a spread. Management estimates that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

The above implementations have had no significant impact on these Financial Statements.

Rules and interpretations that will come into force after March 31, 2021

As of the date of preparation of these condensed individual and consolidated financial statements, the following rules that have an effective adoption date after March 31, 2021 and have not yet been adopted by the Bank are:

· Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: in May 2020, the IASB issued this amendment to clarify that, for the purpose of assessing whether a contract is onerous, the cost of complying with the contract includes the incremental costs of fulfillment of this contract and an allocation of other costs that directly relate to the fulfillment of it. The effective date of application of this amendment is 1st. January 2022.

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 is scheduled for implementation on January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in the financial statements, one of the main changes being the recognition of profits as the insurance services are delivered, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

· Amendment to IFRS 3 “Business Combination”: issued in May 2020, with the aim of replacing the references from the old version of the conceptual framework to the most recent one. The amendment to IFRS 3 is effective from January 1, 2022.

· Annual improvements - 2018-2020 cycle: in May 2020, the IASB issued the following changes as part of the annual improvement process, applicable from January 1, 2022:

(i) IFRS 9 - "Financial Instruments" - clarifies which rates should be included in the 10% test for the write-off of financial liabilities.

(ii) IFRS 16 - "Leasing" - amendment to example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii) IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange variations.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details in note 2.aa to the Consolidated Financial Statements of December 31, 2020.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which consider the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

The notes 2.e and 46.c8 of the Consolidated Financial Statements of December 31, 2020, present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2020.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

The note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2020, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2020 and March 31, 2021, the date of preparation of these consolidated financial statements.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.

2.             Basis of consolidation

Below are highlighted as controlled, direct and indirect entities and investment funds included in Banco Santander Consolidated Financial Statements. Similar information about companies accounted for by the Bank's equity method is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	1,464,627	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	380	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Santander CCVM	Broker	14,067,673	14.067.673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78.58%	100.00%
Santander Tecnologia e Inovação Ltda.	Other Activities	5,045	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100	-	100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (Note 2.c.j.1)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,083	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A. (Note 2.c.d)	Collection and Recover of Credit Management	200	-	-	100.00%
Paytec Logística e Armazém Ltda.	Other Activities	100	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A. (Note 2.c.g)	Other Activities	22,452	-	-	50.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (5); and Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

•         Atual - Multimarket Investment Fund Private Credit Investment Abroad (7)

•         Verbena FCVS - Fundo de Investimento em Direitos Creditórios.

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) This fund was created and started to be consolidated in September 2017. It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(5) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(6) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

Corporate movements were implemented in order to reorganize the entities' operations and activities in accordance with the Santander Conglomerate business plan.

a) Partial spin-off of Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

After the approval of the studies and a favorable proposal from the Board of Directors of Banco Santander, on March 31, 2021, the shareholders of Banco Santander approved the partial spin-off of the Company, which will result in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços for Means of Payment SA (“Getnet”), with version of the spun-off portion for Getnet (“Partial Spin-off”). Upon the completion of the spin-off, Banco Santander shareholders will become direct shareholders in Getnet in proportion to their interest in Banco Santander share capital and Banco Santander shares and Units will now be traded with the right to receive the shares and Units issued by Banco Santander. Getnet until the cut-off date to be determined and disclosed to the market by means of a Notice to Shareholders. The cut-off date will be determined by Banco Santander in conjunction with B3 after (a) obtaining by Getnet (i) the registration as a publicly-held company; (ii) approval of its listing and admission to trading of Getnet and Units Getnet shares at B3; (iii) the registration of the Getnet Units and the Getnet shares with the Securities and Exchange Commission of the United States and (iv) the listing of Getnet's American Depositary Shares (“ADSs”) on the NASDAQ; and (b) the approval of the Partial Spin-Off by the Central Bank of Brazil.

As a result of the Spin-off, Banco Santander has its share capital reduced by a total amount of two billion reais, without the cancellation of shares, changing its share capital from fifty-seven billion reais to fifty-five billion reais.

b) Execution of a contract for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém Eireli (jointly "Paytec"), purchase and sale of quotas, transfer of ownership and other covenants, whereby, once the operation is completed, it will hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. After the operation was approved by the Central Bank of Brazil, the operation was carried out on March 12, 2020, with Banco Santander now holding 100% of the share capital of Paytec companies.

c) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by the decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (whose name was changed to Santander Brasil, SAU), an offshore entity with headquarters in Spain, was approved, wholly owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The deed for dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

d) Disposal of Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A. Investments

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the board of shareholders of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), by means of a capital reduction in the amount of R$ 19,950 and R$ 14,770, respectively, and consequent cancellation of the shares held by Banco Santander (Brasil) S.A.

e) Signing of the Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Titulos e Investimentos SA, which is indirectly controlled by Banco Santander, entered into an investment agreement and other covenants with the shareholders of Toro Controle e Participações SA (“Toro Controle”) which, once the operation is completed, will hold 60% of Toro Controle's share capital. Toro Controle is a holding company that ultimately controls Toro Corretora de Titulos e Valores Mobiliários Ltda. and Toro Investimentos S.A. (together “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker focused on the retail public. The completion of the transaction is subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

f) Signing of the Agreement for the Acquisition of Equity Interest in Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander entered into a share purchase agreement and other covenants with Gira - Gestão Integrada de Recebíveis do Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2020. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

g) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$ 1,099, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Meios de Pagamento SA and Auttar HUT Processamento de Dados LTDA. As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital.

h) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the sale of the equity interest held in Super Payments and Administração de Meios Eletrônico SA was made to Superdigital Holding Company, SL a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments. and Administração de Meios Eletrônico SA (“Superdigital”) for the amount of R $ 270 million. As a result, the Company is no longer a shareholder of Superdigital.

i) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly-owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing the totality of Summer's share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the short term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

j) Option to sell interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consignado to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações S.A. (holding company whose only asset is shares representing 40% of Banco Olé's share capital).

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to sellers in the total amount of R$ 1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

On August 31, 2020, Banco Santander shareholders approved the merger, by the Bank, of Banco Olé Consignado SA and Bosan Participações SA The mergers did not result in an increase in the capital of Santander Brasil and are pending approval by the Central Bank of Brazil.

3.             Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on March 31, 2021 and December 31, 2020 is shown below:

						03/31/2021
	Financial Assets Measured at Fair Value Through Profit or Loss	Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Financial Assets Measured at Amortized Cost	Total
Balances with The Brazilian Central Bank	53,166,483	-	-	-	-	53,166,483
Loans and amounts due from credit institutions (2)	-	-	120,991	-	85,416,750	85,537,741
Of which:
Loans and amounts due from credit institutions, gross	-	-	120,991	-	85,425,636	85,546,627
Impairment losses (note 3-b.2)	-	-	-	-	(8,886)	(8,886)
Loans and advances to customers	-	-	-	-	422,181,194	422,181,194
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	446,799,808	446,799,808
Impairment losses (note 3-b.2)	-	-	-	-	(24,618,614)	(24,618,614)
Debt instruments	-	68,256,331	-	104,475,957	54,275,049	227,007,337
Of which:
Debt instruments, gross	-	68,256,331	-	104,475,957	55,947,533	160,423,490
Impairment losses (note 3-b.2)	-	-	-	-	(1,672,484)	(1,672,484)
Equity instruments	3,273,898	1,841,009	396,516	46,577	-	5,558,000
Trading derivatives	-	33,196,880	-	-	-	33,196,880
Total	56,440,381	103,294,220	517,507	104,522,534	561,872,993	826,647,635

						12/31/2020
	Financial Assets Measured at Fair Value Through Profit Or Loss	Financial Assets Measured at Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Financial Assets Measured at Amortized Cost	Total
Balances With The Brazilian Central Bank	57,354,806	-	-	-	-	57,354,806
Loans and amounts due from credit institutions (2)	-	-	-	-	112,849,776	112,849,776
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	112,858,840	112,858,840
Impairment losses (note 3-b.2)	-	-	-	-	(9,064)	(9,064)
Loans and advances to customers	-	-	60,808	-	393,707,229	393,768,037
Of which:
Loans and advances to customers, gross (1)	-	-	60,808	-	417,761,218	417,822,026
Impairment losses (note 3-b.2)	-	-	-	-	(24,053,989)	(24,053,989)
Debt instruments	3,545,660	68,520,799	-	109,668,214	48,367,791	230,102,464
Of which:
Debt instruments	3,545,660	68,520,799	-	109,668,214	50,422,818	232,157,491
Impairment losses (note 3-b.2)	-	-	-	-	(2,055,027)	(2,055,027)
Equity instruments	-	1,818,276	438,912	72,173	-	2,329,361
Trading derivatives	-	28,127,157	-	-	-	28,127,157
Total	60,900,466	98,466,232	499,720	109,740,387	554,924,796	824,531,601

(1)   As of March 31, 2021, the balance recorded under “Loans and advances to customers” referring to loan portfolio operations assigned is R$51,710 (12/31/2020 - R$59,820) and R$51,509 (12/31/2020 - R$59,713) of “Other financial liabilities - Financial liabilities associated with the transfer of assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in note 2 to the Bank's consolidated financial statements for the year ended December 31, 2020, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated statement of income and except in the case of financial assets measured at value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated shareholders' equity, under “Other comprehensive income”.

The debits or credits in "Other comprehensive income" arising from changes in fair value, remain in the Bank's consolidated shareholders' equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of impairment losses on these instruments, the amounts are no longer recognized in equity under the item "Financial assets measured at fair value through other comprehensive income" and are reclassified to the Consolidated Income Statement by the cumulative amount on that date.

On March 31, 2021, the Bank analyzed changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, the total variations in the fair value of these assets are shown in "Other comprehensive income." Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the period ended on March 31, 2021 and 2020 were the following:

		01/01 a 03/31/2021		01/01 a 03/31/2020
Balance at beginning of the period	.	26,365,268	.	22,625,750
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	.	3,802,081	.	3,629,873
Write-off of impaired balances against recorded impairment allowance	.	(3,867,365)	.	(3,432,986)
Balance at end of the period (Note 3.a)	.	26,299,984	.	22,822,636
Provision for contingent liabilities (note 9.a)	.	774,871	.	698,706
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	27,074,855	.	23,521,342
Loans written-off recovery	.	228,866	.	154,988

Considering the amounts recognized in “Losses due to non-recovery against income” and “Recoveries of loans written off to loss”, “Losses on financial assets - Financial assets measured at amortized cost” (previously classified as Losses on loans and receivables) totaled R$3,573,215 and R$3,474,885 in the period ended on March 31, 2021 and 2020, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans and advances to customers” considered as non-recoverable due to credit risk in the period ended on March 31, 2021 and 2020 are as follows:

	01/01 a 03/31/2021	01/01 a 03/31/2020
Balance at beginning of the period	22,985,983	23,426,076
Net additions	3,338,275	3,574,090
Write-off of impaired balances against recorded impairment allowance	(3,173,465)	(3,530,839)
Balance at end of the period	23,150,793	23,469,327

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The provision expense that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed client does not comply with its contractual obligations. Below is the movement of these provisions for the period ended on March 31, 2021 and 2020.

	01/01 a 03/31/2021	01/01 a 03/31/2020
Balances at the beginning of the period	724,780	683,917
Constitution of provisions for contingent liabilities	50,091	14,789
Balances at the end of period (Note 3.b.2)	774,871	698,706

4.             Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.             Investments in associates and joint ventures

Joint control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)   Breakdown

					Participation %
	Activity		Country		03/31/2021	12/31/2020
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank		Brazil		39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities		Brazil		11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau		Brazil		20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities		Brazil		25.32%	25.32%
Santander Auto S.A.	Other Activities		Brazil		50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities		Brazil		70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities		Brazil		18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker		Brazil		50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker		Brazil		50.00%	50.00%

	03/31/2021			12/31/2020
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	13,400,960	13,372,311	17,128	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	12,050,791	12,023,362	27,431	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	-	-	-	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	-	11,562	39	148
Gestora de Inteligência de Crédito	1,229,371	1,240,938	(11,568)	1,126,424	933,115	(45,410)
Santander Auto S.A.	109,236	107,971	1,265	71,807	38,466	(3,376)
Jointly Controlled by Santander Corretora de Seguros	2,533,632	2,508,644	24,988	2,952,308	1,692,770	68,469
Webmotors S.A.	275,783	267,930	7,853	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,253,269	2,236,032	17,237	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros	2,515	2,362	152	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	2,065	2,319	(254)	2,168	841	247
Significant Influence of Banco Santander	-	-	-	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	-	-	-	126,877	29,391	(225)
Total	15,934,592	15,880,955	42,116	15,979,756	12,977,557	120,091

		Investments			Results
		03/31/2021	12/31/2020		01/01 a 03/31/2021	01/01 a 12/31/2020
Jointly Controlled by Banco Santander		627,842	590,219		7,426	19,743
Banco RCI Brasil S.A.		585,403	544,236		10,942	22,853
Norchem Participações e Consultoria S.A.		-	-		-	164
Estruturadora Brasileira de Projetos S.A. - EBP		1,273	1,273		-	20
Gestora de Inteligência de Crédito		24,532	28,680		(4,148)	(3,033)
Campo Grande Empreendimentos		255	255		-	-
Santander Auto S.A.		16,379	15,775		632	(261)
Jointly Controlled by Santander Corretora de Seguros		519,649	504,766		23,142	10,372
Webmotors S.A.		322,094	316,597		5,497	8,351
Tecnologia Bancária S.A. - TECBAN		195,794	186,357		17,696	1,853
Hyundai Corretora de Seguros		1,120	1,044		76	(44)
PSA Corretora de Seguros e Serviços Ltda.		641	768		(127)	212
Significant Influence of Banco Santander		-	-		-	10
Norchem Holding e Negócios S.A.		-	-		-	10
Total		1,147,491	1,094,985		30,568	30,125

(1) Companies with a one-month discount to calculate equity income. For accounting of equity in earnings, used on 03/31/2021 in position 02/29/2021.

(2) Although the participation is less than 20%, the Bank exercises control jointly with entities with the largest shareholders, through the shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Although the participation is greater than 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Car sales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which was not the same created by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the extinction of the company, which depends on the sale of a property. Once sold, proceed with the liquidation of the company and each partner receives his share of the equity.

(6) On July 24, 2019, Banco Santander sold its interest in the share capital of CIBRASEC - Companhia Brasileira de Titularização (“CIBRASEC”), corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$ 9,845,611.54. Due to the closing of the transaction, Banco Santander is no longer called by CIBRASEC.

(*) The Bank has no guarantees granted to companies with joint control and significant influence.

(**) The Bank does not have contingent liabilities with a risk of loss that can be related to investments for companies with joint control and significant influence.

b)   Changes

Below are the changes in the balance of this item in the period ended on March 31, 2021 and 2020:

	01/01 a 03/31/2021		01/01 a 12/31/2020
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of period	1,094,985	-	1,049,510	21,252
Adjustment to market value	30,224	-	(8,378)	-
Add (Lower)	(28)	-	(2,625)	-
Equity in earnings of subsidiaries	30,568	-	30,115	10
Dividends proposed / received	(8,259)	-	(8,748)	-
Balance at end of period	1,147,491	-	1,059,874	21,262

c)   Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in March 31, 2021, and December 31, 2020.

d)   Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

6.             Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the periods ended March 31, 2021 and 2020.

a)   Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Addition	-	-	179,271	102,035	-	281,306
Write-off	(1,005)	(518,068)	(52,039)	(48,010)	-	(619,122)
Depreciation of the period	(28,800)	(147,057)	(207,271)	(145,190)	-	(528,318)
Impairment / Reversal in the period	566	-	29,685	-	396	30,647
Transfers	(95)	34,613	(41,828)	-	1	(7,309)
Balance as of March 31, 2021	1,858,943	907,590	3,579,492	2,360,033	(11,743)	8,694,315

Balance as of December 31, 2019	1,997,033	1,307,110	3,948,795	2,526,965	2,053	9,781,956
Addition	8,197	189,158	129,190	80,557	-	407,102
Write-off	(4,438)	(28,709)	(2,249)	(68,439)	-	(103,835)
Depreciation of the period	(23,735)	(123,280)	(200,095)	(146,308)	-	(493,418)
Impairment / Reversal in the period	-	-	5,224	-	-	5,224
Transfers	(5,834)	(1,607)	(30,406)	-	(806)	(38,653)
Balance as of March 31, 2020	1,971,223	1,342,672	3,850,459	2,392,775	1,247	9,558,376

The depreciation expenses have been included in the heading “Depreciation and amortization” in the income statement.

b)   Losses due to non-recovery

In the period ended March 31, 2021, there was no impact of an impairment expense (03/31/2020 - impairment expense of R$14.4 million).

c)    Tangible asset purchase commitments

In the period ended March 31, 2021, the Bank has R$78.2 million in contractual commitments for the acquisition of tangible assets (12/31/2020 - R$0).

7.             Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 1.v.i) and has been allocated according to the operating segments (note 15).

Based on the assumptions described above, no impairment of goodwill was identified as of December 31, 2020. During the first quarter of 2021, no indications of impairment of goodwill were identified.

	03/31/2021	12/31/2020
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,215,749
Olé Consignado	62,800	62,800
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet S.A.	-	1,039,304
Return Capital Serviços e Recuperação de Créditos S.A.	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	9,510	-
Total	27,332,159	28,360,137

		Commercial Bank
		12/31/2020
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		4.3%
Discount rate (2)		12.4%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2020 was 19.56%.

The impairment test was carried out during the second half of 2020. Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. In the period ended March 31, 2021, there was no evidence of impairment that would lead to the need to update the test carried out in 2020 before its regular performance.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

In January 2020, Banco Santander acquired the remaining stake in Banco Olé Consignado, in the amount of R$1,608 million, generating goodwill of R$982 million. In June 2020, the goodwill allocation PPA was concluded, in which two intangible assets were identified, in the total amount of R$371 million.

8.             Intangible assets - Other intangible assets

The movement of other intangible assets in the period ended March 31, 2021 and 2020, was as follows:

	Movement of:
	12/31/2020 to 03/31/2021			12/31/2019 to 03/31/2020
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	2,367,388	38,973	2,406,361	2,178,691	42,093	2,220,784
Addition	471,939	9,794	481,733	163,403	1,696	165,099
Write-off	(536,238)	(7,858)	(544,096)	(28,908)	(7,391)	(36,299)
Transfers	(4,727)	(795)	(5,522)	(36,747)	(368)	(37,115)
Amortization	(143,379)	(1,655)	(145,034)	(123,760)	(1,590)	(125,350)
Impairment (1)	-	-	-	174	-	174
Final balance	2,154,983	38,459	2,193,442	2,152,853	34,440	2,187,293
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

(1) In 2021 and 2020, it refers to the impairment of assets in the acquisition and development of software. The loss on the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.             Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on March 31, 2021 and December 31, 2020:

				03/31/2020
	Financial Liabilities Measured at Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured at Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	162,213,018	162,213,018
Customer deposits	-	-	441,536,293	441,536,293
Marketable debt securities	-	-	55,806,147	55,806,147
Trading derivatives	37,438,039	-	-	37,438,039
Short positions	39,940,661	-	-	39,940,661
Debt Instruments Eligible to Compose Capital	-	-	14,621,611	14,621,611
Other financial liabilities	-	7,217,801	49,680,687	56,898,488
Total	77,378,700	7,217,801	723,857,756	808,454,257

				12/31/2020
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	131,656,962	131,656,962
Customer deposits	-	-	445,813,972	445,813,972
Marketable debt securities	-	-	56,875,514	56,875,514
Trading derivatives	31,835,344	-	-	31,835,344
Short positions	45,807,946	-	-	45,807,946
Debt Instruments Eligible to Compose Capital	-	-	13,119,660	13,119,660
Other financial liabilities	-	7,038,467	59,822,683	66,861,150
Total	77,643,290	7,038,467	707,288,791	791,970,548

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	03/31/2021	12/31/2020
Demand deposits (1)	237,373	296,340
Time deposits (2)	92,264,201	76,489,490
Repurchase agreements	69,711,444	54,871,132
Of which:
Backed operations with Private Securities (3)	12,304,597	13,843,463
Backed operations with Government Securities	57,406,848	41,027,669
Total	162,213,018	131,656,962

(1) Non-interest-bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	03/31/2021	12/31/2020
Demand deposits	97,604,411	97,760,548
Current accounts (1)	35,075,126	35,550,105
Savings accounts	62,529,285	62,210,443
Time deposits	250,490,168	269,929,085
Repurchase agreements	93,441,715	78,124,340
Of which:
Backed operations with Private Securities (2)	2,551,511	14,944,250
Backed operations with Government Securities	90,890,203	63,180,090
Total	441,536,293	445,813,972

(1) Non-interest-bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	03/31/2021	12/31/2020
Real Estate Credit Notes - LCI (1)	16,722,886	18,846,138
Eurobonds	12,546,835	9,399,277
Treasury Bills (2)	11,416,135	12,749,911
Agribusiness Credit Notes - LCA	14,128,834	14,746,831
Guaranteed Real Estate Bill - LIG (3)	991,456	1,133,356
Total	55,806,147	56,875,514

(1) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of March 31, 2021, they have a maturity between 2021 and 2027 (12/31/2020 - with a maturity between 2020 and 2026).

(2) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and an early redemption permit of only 5% of the amount issued. As of March 31, 2021, they have a maturity between 2021 and 2026 (12/31/2020 - with a maturity between 2020 and 2025).

(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of March 31, 2021, they have a maturity between 2021 and 2023 (12/31/2020 - with a maturity between 2021 and 2022).

The changes in the balance of "Bonds and securities" in the period ended March 31, 2021 and 2020 were as follows:

	01/01 to 03/31/2021	01/01 to 03/31/2020
Balance at beginning of the period	56,875,513	74,626,232
Issues	24,043,469	21,315,694
Payments	(26,614,049)	(22,955,878)
Interest	469,255	899,755
Exchange differences and other	1,031,960	2,204,933
Balance at end of the period	55,806,147	76,090,736

The composition of Eurobonds and other securities is as follows:

					03/31/2021	12/31/2020
	Issuance	Maturity	Currency	Interest Rate (p.a.)	Total	Total
Eurobonds	2017	2020	USD	4.4%	-	14,469
Eurobonds	2017	2024	USD	2,4% a 10,0%	-	853,929
Eurobonds	2018	2024	USD	For 9%	-	1,625,192
Eurobonds	2018	2025	USD	For 9%	1,991,201	1,720,187
Eurobonds	2019	2027	USD	4.4%	676,395	1,279,506
Eurobonds	2020	2021	USD	CDI + 1,9%	-	170,257
Eurobonds	2020	2021	USD	0% a 4,4%	2,008,422	3,252,482
Eurobonds	2020	2022	USD	CDI + 1,9%	-	121,926
Eurobonds	2020	2022	USD	0% a 4,4%	300,249	16,923
Eurobonds	2020	2023	USD	0% a 8%	-	22,888
Eurobonds	2020	2023	USD	CDI + 1,9%	-	223,435
Eurobonds	2020	2023	USD	0% a 4,4%	441,582	-
Eurobonds	2020	2024	USD	CDI + 1,9%	-	98,082
Eurobonds	2020	2025	USD	0% a 4,4%	47,637	-
Eurobonds	2021	2021	USD	0% a 4,4%	517,934	-
Eurobonds	2021	2021	USD	CDI + 2,65%	501,100	-
Eurobonds	2021	2022	USD	0% a 4,4%	166,307	-
Eurobonds	2021	2022	USD	CDI + 2,65%	330,093	-
Eurobonds	2021	2023	USD	CDI + 2,65%	333,717	-
Eurobonds	2021	2026	USD	0% a 4,4%	2,564,263	-
Eurobonds	2021	2031	USD	0% a 4,4%	2,322,579	-
Eurobonds	2021	2031	USD	CDI+6,4%	345,357	-
Total					12,546,835	9,399,276

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	03/31/2021	12/31/2020
Tier I (1)	nov-18	No Maturity (Perpetual)	$1.250	7.3%	7,326,718	6,554,451
Tier II (1)	nov-18	nov-28	$1.250	6.1%	7,294,893	6,565,209
Total					14,621,611	13,119,660

(1) Interest paid semi-annually, as of May 8, 2019.

These instruments were acquired in their issuance, substantially, by Banco Santander Espanha (Note 16.d).

The variations in the balance of "Debt Instruments Eligible to Capital" in period ended March 31, 2021 and 2020 were as follows:

	01/01 a 03/31/2021	01/01 a 03/31/2020
Balance at beginning of the period	13,119,660	10,175,961
Interest payment Tier I (1)	125,712	114,710
Interest payment Tier II (1)	106,631	97,377
Foreign exchange variation	1,269,608	2,953,951
Balance at end of the period	14,621,611	13,341,999

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.           Provision for legal and administrative proceedings, commitments and other provisions

a)   Breakdown

The breakdown of the balance of “Provisions” is as follows:

	03/31/2021	12/31/2020
Provisions for pension funds and similar obligations	3,978,455	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions	9,171,201	9,885,713
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	8,056,628	8,648,892
Of which:
Civil	2,993,930	3,429,155
Labor	2,711,420	2,886,990
Tax and Social Security	2,351,278	2,332,747
Provision for contingent liabilities (Note 3 b.2)	774,871	724,779
Other provisions	339,206	511,546
Total	13,149,656	13,814,978

b)   Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

PIS and Cofins - R$4,003,779 (12/31/2020 - R$3,993,873): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss is classified as probable, based on the opinion of legal counsel.

Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$927,420 (12/31/2020 - R$924,457): in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during 2000, 2001 and 2002. The administrative process ended unfavorably for both companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action was ruled groundless, which gave rise to the lodging of an Appeal. On December 8, 2020, the appeal was heard, maintaining the first-degree sentence. Against this decision, Embargoes of Declaration were opposed. Based on the opinion of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$50,607 (12/31/2020 - R$51,409): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions- R$273,862 (12/31/2020 - R$263,183): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 10.b.4 – Possible Risk Loss).

b.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, rejected the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action.

As of March 31, 2021, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

b.3) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuit, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existence of their account and balance in the birthday date of the index’s changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

The STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years. The approval of the terms of the additive occurred on June 3, 2020.

The Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$27,174 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2021, the amounts related to these proceedings totaled approximately R$6,132 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On March 31, 2021, the amounts related to these proceedings totaled approximately R$3,720 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On March 31, 2021, the amounts related to these proceedings totaled approximately R$5,267 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On March 31, 2021, the balance was approximately R$1,443 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2021, the amount related to this claim is approximately R$1,467 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of March 31, 2021, the amount was R$1,074 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2021, the amounts related to these proceedings totaled approximately R$647 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil - Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative ended unfavorably. On July, 2020, the company filed a lawsuit seeking to cancel tax debts. This lawsuit is currently awaiting judgment. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of March 31, 2021, the amount related to this lawsuit is approximately R$489 million.

The labor claims with classification of loss risk as possible totaled R$224 million, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,706 million, being the main lawsuits as follow:

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$0, R$0 and R$496 (12/31/2020 - R$0, R$0 and R$496), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

11.           Stockholders’ Equity

a)   Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Means of Payments SA (“Getnet”), with version of the spun-off portion to Getnet, the reduction of Santander Brasil's share capital in the total amount of two billion reais, without the cancellation of shares, from Santander Brasil's share capital from fifty-seven billion reais to fifty-five billion real.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			03/31/2021			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	106,476	132,058	238,534	109,885	135,438	245,323
Foreign Residents	3,712,219	3,547,778	7,259,997	3,708,810	3,544,398	7,253,208
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,821)	(15,821)	(31,642)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,874	3,664,015	7,466,889	3,799,866	3,661,007	7,460,873

b)   Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

CMN Resolution N. 4,885, of December 23, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to remunerate their capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No. 6,404/76; or ii) minimum mandatory dividends established by article 202 of Law No. 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The standard also prohibits the reduction of capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

The following distribution of dividends and interest on capital made on March 31, 2021, and December 31, 2020.

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Interest on Capital (2)(5)	770,000	98.3793	108.2172	206.5965	83.6224	91.9846	175.6070
Interest on Capital (3)(5)	1,000,000	127.7636	140.5400	268.3036	108.5991	119.4590	228.0580
Interest on Capital (4)(5)	665,000	84.9626	93.4589	178.4214	72.2182	79.4400	151.6582
Interest on Capital (5)(6)	512,085	65.4257	71.9683	137.3940	65.4257	71.9683	137.3940
Total	3,837,085

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2020, paid on February 1, 2021, without any monetary restatement.

(5) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2020.

(6) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

c)   Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d)   Treasury shares

In the meeting held on February 2, 2021, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2020, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2020, the Bank held 355,661,814 common shares and 383,466,228 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long-Term Incentive Plans. The term of the Buyback Program is 18 months counted from February 3, 2021, and will expire on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	03/31/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702
Shares Acquisitions	6	5,052
Payment - Share-Based Compensation	(3,014)	(2,925)
Treasury Shares at Beginning of the Period	15,821	18,829
Subtotal - Treasury Shares in Thousands of Reais	707,999	789,587
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	709,770	791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	33.78	33.24
Maximum Cost (*)	49.55	49.55
Share Price	39.60	44.83

(*) Considering since the beginning of operations on the stock exchange.

12.           Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 a 03/31/2021	01/01 a 03/31/2020
Operating Income before Tax	5,241,541	(6,325,770)
Tax (25% of Income Tax and 15% of Social Contribution)	(2,358,693)	2,846,597
PIS and COFINS (net of income tax and social contribution) (1)	(280,051)	(145,977)
Non - Taxable/Indeductible:
Equity instruments	32,447	13,556
Goodwill	(461,771)	(50,047)
Exchange variation - foreign operations (2)	836,735	6,418,524
Interest on capital	5,490	8,520
Net Indeductible Expenses of Non-Taxable Income (3)	(457,210)	21,415
Adjustments:
IR/CS Constitution on temporary differences	276,034	408,538
CSLL Tax rate differential effect (4)	108,091	144,655
Others Adjustments	1,120,354	526,257
Income tax and Social contribution	(1,178,574)	10,192,038
Of which:
Current taxes	(1,263,826)	(795,698)
Deferred taxes	85,252	10,987,736
Taxes paid in the period	-	(1,016,604)

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

(4) Effect of the rate differential for other non-financial and financial corporations, which social contribution rates are 9% and 15%.

Exchange Hedge of Grand Cayman and branch in Luxembourg

Banco Santander operates an agency in the Cayman Islands and a branch in Luxembourg, which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments were not taxable, but as of January 2021, they became taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14.031, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad should be computed in the determination of the real profit and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of the IRPJ and CSLL.

The different tax treatment of these exchange differences results in volatility in "Operating income before taxation" and in the "Income tax" account. After following the effects of the operations carried out, as well as the total effect of the foreign exchange hedge for the period ended on March 31, 2021 and 2020.

	01/01 a 03/31/2021	01/01 a 03/31/2020
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch (1)	5,015	18,586,046
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	(7,409)	(31,411,700)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	345	526,883
Tax effect of derivative contracts used as hedge - IR / CS	2,050	12,298,771

(1) Banco Santander maintained an investment in a foreign subsidiary called Santander Brasil, Establecimiento Financiero de Credito, S.A., which was dissolved and liquidated on December 15, 2020 (see note 2.c).

13.           Detailing of income accounts

a)   Personnel expenses

	01/01 a 03/31/2021	01/01 a 03/31/2020
Salary	1,435,974	1,482,086
Social security costs	310,977	336,738
Benefits	336,354	356,083
Defined benefit pension plans	2,220	2,769
Contributions to defined contribution pension funds	58,127	45,356
Share-based payment costs	(9,601)	7,377
Training	10,578	15,598
Other personnel expenses	59,921	54,589
Total	2,204,550	2,300,596

b)   Other Administrative Expenses

	01/01 a 03/31/2021	01/01 a 03/31/2020
Property, fixtures and supplies	185,311	185,028
Technology and systems	631,210	500,389
Advertising	113,086	127,073
Communications	93,965	163,506
Subsistence allowance and travel expenses	14,472	28,971
Taxes other than income tax	67,188	25,552
Surveillance and cash courier services	148,462	161,216
Insurance premiums	4,523	3,743
Specialized and technical services	520,661	536,535
Other administrative expenses	211,649	155,835
Total	1,990,527	1,887,848

14.           Employee Benefit Plan

a)   Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants that were determined by the Board of Directors, whose choice will consider seniority in the group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

Program	Settlement Type	Vesting Period	Exercise/Settlement Period
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025

Program	Liquidity Type	Vesting Period	Exercise/Settlement Period	01/01 to 03/31/2021	01/01 to 03/31/2021
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023	R$ 4.916.667 (*) R$ 9.440.000 (*) 841.446 SANB11	R$ 4.916.667 (*) R$ 9.440.000 (*) 841.446 SANB11
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025	318.478 SAN 1.664.983 opções s/ SAN	318.478 SAN 1.664.983 opções s/ SAN
Balance of Plans on December 31, 2020				R$ 14.356.667 841.446 SANB11 318.478 SAN 1.664.983 opções s/ SAN	$14.356.667 841.446 SANB11 318.478 SAN 1.664.983 opções s/ SAN

Our long-term programs are divided into Local and Global plans, with specific performance indicators and conditions for maintaining the participant's employment relationship until the payment date in order to be entitled to receive it.

The payment of the plans is calculated based on the percentage of achievement of the indicators applied on the reference value (target), with the Local plans paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in kind, converted into SANB11 units or shares and options of Grupo Santander (SAN), usually at the price of the last 15 trading sessions of the month immediately prior to the grant of each plan. At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure excessive risks.

a.1) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

Programa	Tipo de Liquidação	01/01 a 31/03/2021	01/01 a 31/03/2020
Local	Santander Brasil Bank Shares	4,846	458
Global	Santander Spain Shares and Options	952	846

b) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

Program	Participant	Liquidity Type	01/01 a 03/31/2021	01/01 a 03/31/2020	01/01 a 03/31/2021	01/01 a 03/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	14,384	4,851	14,212	3,453
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	2,706	1,263	2,789	1,256

15.           Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a) That operates in activities from which it may earn income and incur expenses (including income and expenses related to operations with other components of the same entity);

(b) Whose operating results are regularly reviewed by the entity's main responsible for operating decisions related to the allocation of resources to the segment and the assessment of its performance, and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment which includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Bank segment) and the Global Wholesale Bank segment, which includes Investment Banking and Markets, including treasury and stock business departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branch and its subsidiary in Spain, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 03/31/2021			01/01 to 03/31/2020
(Condensed) Income Statemen	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	11,135,184	738,656	11,873,840	10,844,671	592,112	11,436,783
Income from equity instruments	1,517	(1)	1,516	748	1,648	2,396
Income from companies accounted for by the equity method	22,573	7,995	30,568	22,269	7,856	30,125
Net fee and commission income	3,519,128	537,236	4,056,364	3,777,391	467,560	4,244,951
Gains (losses) on financial assets and liabilities and exchange differences (1)	(2,410,902)	897,763	(1,513,139)	(13,491,435)	401,231	(13,090,204)
Other operating income/(expenses)	(199,335)	(33,981)	(233,316)	(245,918)	(7,782)	(253,700)
TOTAL INCOME	12,068,164	2,147,669	14,215,833	907,727	1,462,624	2,370,351
Personnel expenses	(2,024,319)	(180,231)	(2,204,550)	(2,114,747)	(185,849)	(2,300,596)
Other administrative expenses	(1,842,235)	(148,293)	(1,990,528)	(1,762,352)	(125,496)	(1,887,848)
Depreciation and amortization	(651,026)	(22,326)	(673,352)	(597,619)	(21,150)	(618,769)
Provisions (net)	(575,454)	4,087	(571,367)	(627,802)	(2,004)	(629,806)
Net impairment losses on financial assets	(3,772,073)	198,858	(3,573,215)	(3,494,198)	20,038	(3,474,160)
Net impairment losses on other financial assets	(9,135)	(56)	(9,191)	11,126	(13,503)	(2,377)
Other financial gains/(losses)	47,911	-	47,911	217,435	-	217,435
OPERATING INCOME BEFORE TAX (1)	3,241,833	1,999,708	5,241,541	(7,460,429)	1,134,659	(6,325,770)
Hedge Cambial (1)	2,394,257	-	2,394,257	12,825,654	-	12,825,654
OPERATING INCOME BEFORE TAX (1)	5,636,090	1,999,708	7,635,798	5,365,225	1,134,659	6,499,884

(1) Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in the Tax line.

			12/31/2021			12/31/2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	842,571,930	102,228,899	944,800,829	839,962,420	96,239,065	936,201,485
Loans and advances to customers	341,095,556	81,206,629	422,302,185	317,553,409	76,214,628	393,768,037
Customer deposits	322,903,456	118,632,837	441,536,293	322,328,033	123,485,939	445,813,972

16.           Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a)   Key-person management compensation

The Board of Directors' meeting, held on March 26, 2021, approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$433,940 for the first quarter of 2021, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 30, 2021.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	01/01 to 03/31/2021	01/01 to 03/31/2020
Fixed Compensation	22,583	21,674
Variable Compensation - in cash	44,715	44,532
Variable Compensation - in shares	45,991	35,607
Others	12,433	11,353
Total Short-Term Benefits	125,723	113,166
Variable Compensation - in cash	62,933	64,916
Variable Compensation - in shares	65,111	46,597
Total Long-Term Benefits	128,044	111,513
Total	253,767	224,679

(1) In the first half of 2019, Banco Santander Management chose to provision and settle the determined benefit in advance, which was practiced by the liberalization of the bank.

(2) See the amount recognized as an expense not exercised on December 31, 2019 and the difference from previous years, by Banco Santander and its subsidiaries by their managers and cargoes that they occupy at Banco Santander and other companies of the Santander Conglomerate. The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

Additionally, in the period ended on March 31, 2021, charges were paid on management compensation in the amount of R$8,006 (03/31/2020 - R$7,166).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation and its benefits will be discontinued.

b)   Credit operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on March 31, 2021, and December 31, 2020:

						Shares in Thousands
						03/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	5,058	0.1%	5,058	0.1%	10,116	0.1%
Others	357,645	9.4%	385,450	10.5%	743,095	9.9%
Total Outstanding	3,802,874	99.6%	3,664,015	99.6%	7,466,889	99.6%
Treasury Shares	15,821	0.4%	15,821	0.4%	31,642	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,645	9.4%	385,450	10.5%	743,095	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,034	0.1%	4,034	0.1%	8,067	0.1%
Others	355,662	9.3%	383,466	10.4%	739,128	9.8%
Total Outstanding	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

			03/31/2021			12/31/2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	10,529,702	3,433,684	(8,587)	2,966,012	3,589,575	8,962,950
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(2,331,638)	-	(1,227,068)	(1,326,965)	-	(2,527,296)
Banco Santander, S.A. - Espanha	(2,331,638)	-	-	(1,326,965)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	(211,154)
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(2,361,347)	-	-	(2,316,142)
Apolo Fundo de Investimento em Direitos Creditórios	-	-	1,134,279	-	-	-
Loans and amounts due from credit institutions	12,855,042	3,431,153	119,764	4,240,680	3,587,028	10,446,557
Banco Santander, S.A. - Espanha (3)(4)	12,855,042	-	-	4,240,680	-	-
PSA Corretora de Seguros e Serviços Ltda	-	-	113	-	-	113
Santander Digital Assets, SL	-	-	8,105	-	-	8,105
Santander Bank, National Association	-	-	-	-	-	10,315,450
Banco Santander Totta, S.A. (2)	-	-	3,641	-	-	1,250
Santander Bank Polska S.A. (2)	-	-	393	-	-	171
Santander UK plc	-	-	63,032	-	-	92,703
Banco Santander, S.A. – México (2)	-	-	44,285	-	-	27,993
Banco RCI Brasil S.A.	-	3,431,153	-	-	3,587,028	-
Hyundai Corretora de Seguros Ltda	-	-	3	-	-	3
Santander Merchant Platform Soluções Tecnológicas Brasil Ltda.	-	-	-	-	-	45
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	532
Santander Global Technology, S.L., SOCI	-	-	192	-	-	192
Loans and other values with customers	224	-	1,051,813	-	-	998,063
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	848,534	-	-	823,467
Zurich Santander Brasil Seguros S.A.	-	-	81,708	-	-	57,081
Banco Santander, S.A. - Espanha (1)	224	-	-	-	-	224
Isban Mexico, S.A. de C.V.	-	-	122	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169	-	-	169
Webmotors S.A.	-	-	18,455	-	-	18,455
Gestora de Inteligência de Crédito	-	-	66,667	-	-	66,667
Loop Gestão de Patios S.A.	-	-	11,441	-	-	11,966
Key Management Personnel (6)	-	-	24,694	-	-	19,889
Other Assets	6,074	2,531	35,828	52,297	2,547	34,589
Banco Santander, S.A. - Espanha	6,074	-	-	52,297	-	-
Banco RCI Brasil S.A.	-	2,531	-	-	2,547	-
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	35,828	-	-	34,589
Warranties and Limits	-	-	11,076	-	-	11,038
Key Management Personnel	-	-	11,076	-	-	11,038
Liabilities	(31,796,526)	(160,176)	(1,414,484)	(24,084,795)	(226,046)	(1,779,587)
Deposits from credit institutions	(17,118,945)	(160,176)	(8,608)	(10,456,623)	(226,046)	(37,214)
Banco Santander, S.A. - Espanha	(17,118,945)	-	-	(10,456,623)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(5,437)	-	-	(36,390)
Loop Gestão de Pátios S.A.	-	-	(3,171)	-	-	(824)
Banco RCI Brasil S.A.	-	(160,176)	-	-	(226,046)	-
Securities	-	-	(121,808)	-	-	(117,368)
Key Management Personnel	-	-	(121,808)	-	-	(117,368)
Customer deposits	-	-	(873,669)	-	-	(869,888)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(42,109)	-	-	(64,836)
Santander Brasil Gestão de Recursos Ltda	-	-	(336)	-	-	(335)
Webmotors S.A.	-	-	(1,703)	-	-	(1,411)
Santander Caceis Brasil DTVM S.A.	-	-	(594,136)	-	-	(581,543)
Santander Brasil Asset (2)	-	-	-	-	-	(100)
GESTORA DE INTELIGÊNCIA DE CRÉDITO	-	-	(149,257)	-	-	(149,257)
Key Management Personnel	-	-	(52,478)	-	-	(36,762)
Others	-	-	(33,650)	-	-	(35,644)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	(508,491)	-	-
Banco Santander, S.A. - Espanha	-	-	-	(195)	-	-
Grupo Empresarial Santander, S.L. (1)	-	-	-	(239,890)	-	-
Sterrebeeck B.V. (1)	-	-	-	(268,406)	-	-
Other Liabilities	(55,970)	-	(410,398)	(21)	-	(755,117)
Banco Santander, S.A. - Espanha	(55,970)	-	-	(21)	-	-
Santander Brasil Asset (2)	-	-	-	-	-	(95)
Santander Caceis Brasil DTVM S.A.	-	-	(9,061)	-	-	(9,373)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(46,303)	-	-	(78,686)
Key Management Personnel	-	-	(233,176)	-	-	(633,276)
Others	-	-	(121,858)	-	-	(33,687)
Debt Instruments Eligible for Capital	(14,621,611)	-	-	(13,119,660)	-	-
Banco Santander, S.A. - Espanha	(14,621,611)	-	-	(13,119,660)	-	-

(*) All loans and other amounts with related parties were made in the normal course of business and on a sustainable basis, including interest rates and guarantees and do not involve risks greater than normal collection or have other disadvantages.

(1) Most of the balance refers to investments in foreign currency (overnight investments) with maturity on April 1, 2021 and interest of up to 0.09% a.a. between Banco Santander Brasil and Banco Santander New York.

(2) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Espanha (note 1.a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(3) Refers to the subsidiaries of the Parent Company (Banco Santander Espanha).

(4) As of March 31, 2021, it refers to cash and cash equivalents in the amount of R $ 1,044,259 (12/31/2020 - R $ 2,459,371).

(5) Significant influence of Banco Santander Espanha.

(6) The balance with key management personnel refers to operations contracted prior to the term of the mandates.

			01/01 a 03/31/2021			01/01 a 03/31/2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	4,167,871	44,541	349,245	(565,478)	55,853	(280,939)
Interest and similar income - Loans and amounts due from credit institutions	1,129	36,515	16,340	10,614	53,908	295
Banco Santander, S.A. - Espanha	1,129	-	-	10,614	-	-
Banco RCI Brasil S.A.	-	36,515	-	-	53,908	-
Apolo Fundo de Investimento em Direitos Creditórios	-	-	15,806	-	-	-
Key Management Personnel	-	-	534	-	-	295
Warranties and Limits	-	-	19	-	-	11
Key Management Personnel	-	-	19	-	-	11
Interest expense and similar charges - Customer deposits	-	-	(1,651)	-	(2)	(6,682)
Santander Brasil Gestão de Recursos Ltda	-	-	(2)	-	-	(2,032)
Gestora de Inteligência de Crédito	-	-	(339)	-	-	(3,275)
Webmotors S.A.	-	-	-	-	(2)	-
Others	-	-	(30)	-	-	(11)
Key Management Personnel	-	-	(1,279)	-	-	(1,364)
Interest expense and similar charges - Deposits from credit institutions	(13,833)	(1,343)	(3,012)	(513,676)	(1,090)	(21,069)
Banco Santander, S.A. - Espanha	(13,833)	-	-	(513,676)	-	-
Banco RCI Brasil S.A.	-	(1,343)	-	-	(1,090)	-
Santander Caceis Brasil DTVM S.A.	-	-	(3,012)	-	-	(5,549)
SAM Brasil Participações	-	-	-	-	-	(1)
Santander FI Santillana Multimercado Crédito Privado	-	-	-	-	-	(13,538)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	(1,806)
Santander Asset Management, S.A. SGIIC.	-	-	-	-	-	(175)
Fee and commission income (expense)	-	9,369	748,413	(1,840)	2,930	552,540
Banco Santander, S.A. - Espanha	-	-	-	(1,840)	-	-
Banco RCI Brasil S.A.	-	9,369	-	-	2,874	-
Banco Santander International	-	-	11,496	-	-	11,945
Webmotors S.A.	-	-	-	-	56	-
Zurich Santander Brasil Seguros S.A.	-	-	88,059	-	-	56,973
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	648,580	-	-	473,413
Key Management Personnel	-	-	71	-	-	104
Others	-	-	207	-	-	10,105
Gains (losses) on financial assets and liabilities and exchange differences (net)	4,465,595	-	180	170,746	107	(391,971)
Banco Santander, S.A. - Espanha	4,465,595	-	-	170,746	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(43,850)	-	-	(403,601)
Santander Caceis Brasil DTVM S.A.	-	-	(4,225)	-	-	(1,510)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,978	-	-	10,626
Others	-	-	(4,778)	-	107	2,486
Key Management Personnel	-	-	55	-	-	28
Administrative expenses and amortization	(55,949)	-	(406,434)	(44,482)	-	(409,433)
Banco Santander, S.A. - Espanha	(55,949)	-	-	(44,482)	-	-
ISBAN Chile S.A.	-	-	(1)	-	-	(7)
Aquanima Brasil Ltda.	-	-	(15,902)	-	-	(7,632)
TECBAN - Tecnologia Bancaria Brasil	-	-	-	-	-	(94,843)
Santander Caceis Brasil DTVM S.A.	-	-	(10,992)	-	-	(12,096)
Santander Global Technology, S.L., SOCI	-	-	(119,984)	-	-	(63,956)
Key Management Personnel	-	-	(253,767)	-	-	(224,679)
Others	-	-	(5,788)	-	-	(6,220)
Debt Instruments Eligible for Capital	(229,071)	-	-	(186,840)	-	-
Banco Santander, S.A. - Espanha	(229,071)	-	-	(186,840)	-	-
Other Administrative expenses - Donation	-	-	(4,610)	-	-	(4,630)
Fundação Santander	-	-	(410)	-	-	(530)
Fundação Sudameris	-	-	(4,200)	-	-	(4,100)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries Banco Santander Spain.

17.           Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities at fair value on through income statement or other comprehensive income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2021, and December 31, 2020, classified based on several measurement methods adopted by the Bank to determine their fair value:

				03/31/2021
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	443,771	53,166,483	2,830,127	56,440,381
Debt instruments	443,771	-	2,830,127	3,273,898
Balances with The Brazilian Central Bank	-	53,166,483	-	53,166,483
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	69,950,855	32,382,567	960,798	103,294,220
Debt instruments	68,211,025	10,374	34,932	68,256,331
Equity instruments	1,739,830	97,205	3,974	1,841,009
Derivatives	-	32,274,988	921,892	33,196,880
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	115,033	402,474	517,507
Equity instruments	-	57,121	339,395	396,516
Loans and advance to customers	-	57,912	63,079	120,991
Financial Assets Measured At Fair Value Through Other Comprehensive Income	101,107,273	2,109,376	1,305,885	104,522,534
Debt instruments	101,105,917	2,101,225	1,268,815	104,475,957
Equity instruments	1,356	8,151	37,070	46,577
Hedging derivatives (assets)	-	976,093	-	976,093
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,466,424	912,276	77,378,700
Trading derivatives	-	36,525,763	912,276	37,438,039
Short positions	-	39,940,661	-	39,940,661
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,217,801	-	7,217,801
Other financial liabilities	-	7,217,801	-	7,217,801
Hedging derivatives (liabilities)	-	3,049	-	3,049

				12/31/2020
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advance to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other financial liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

Movements in fair value of Level 3

The following tables demonstrate the movements during the period ended March 31, 2020, and 2019, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions/ Low	Fair value 03/31/2021
Financial Assets Measured at Fair Value Through Profit or Loss	2.956.882	139.786	-	(266.541)	2.830.127
Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	817.548	193.070	(27.670)	(22.150)	960.798
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	282.151	20.889	63.673	35.760	402.473
Financial Assets Measured at Fair Value Through Other Comprehensive Income	1.297.021	11.890	7.601	(10.627)	1.305.885
Financial Liabilities Measured at Fair Value Through Profit or Loss Held for Trading	753.121	207.117	(62.871)	14.909	912.276
Financial Liabilities Measured at Fair Value Through Profit or Loss	-	-	-	-	-

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions/ Low	Fair value 03/31/2020
Financial Assets Measured at Fair Value Through Profit or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured at Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured at Fair Value Through Profit or Loss Held For Trading	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured at Fair Value Through Profit or Loss	1,600,000	-	-	(1,600,000)	-

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values onMarch 31, 2021, and December 31, 2020:

					03/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	30,868,413	30,868,413	30,868,413	-	-
Financial Assets Measured at Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	85,416,750	85,416,750	-	59,814,600	25,602,150
Loans and advances to customers	422,181,194	419,443,845	-	2,845,662	416,598,183
Debt instruments	54,275,049	55,435,273	12,830,664	12,373,917	30,230,692
Total	592,741,406	591,164,281	43,699,077	75,034,179	472,431,025

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured at Amortized Cost
Loans and amounts due from credit institutions	112,849,776	112,849,776	-	59,492,738	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on March 31, 2020, and December 31, 2020:

					03/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	162,213,018	162,213,018	-	73,960,371	88,252,647
Customer deposits	441,536,293	441,506,939	-	56,698,287	384,808,652
Marketable debt securities	55,806,147	55,377,438	-	-	55,377,438
Subordinated Debt	-	-	-	-	-
Debt instruments Eligible Capital	14,621,611	14,621,611	-	-	14,621,611
Other financial liabilities	49,680,687	49,680,687	-	-	49,680,687
Other financial liabilities	723,857,756	723,399,693	-	130,658,658	592,741,035

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Subordinated Debt	-	-	-	-	-
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Other financial liabilities	707,288,791	707,718,171	-	113,675,092	594,043,080

The methods and assumptions used to estimate the fair value are made in accordance with internal policy and cover the most important factors of pricing are defined below:

Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

Debt and Subordinated Securities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred as a result of credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.ii.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for purposes of disclosure and concluded that they best fit as level 3 in view of observable market data.

18.           Other disclosures

a) Trading and hedging derivatives

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	03/31/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	13,318,186	16,357,668	14,729,642	18,327,611
Option Premiums to Exercise	2,256,816	2,497,603	4,974,618	4,926,994
Forward Contracts and Other	18,597,971	18,585,817	9,166,361	8,725,333
Total	34,172,973	37,441,088	28,870,621	31,979,938

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

		03/31/2021		12/31/2020

Trading	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap	689,806,168	(3,039,482)	398,925,842	(3,597,969)
Asset	341,977,286	13,318,186	278,752,387	14,729,642
CDI (Interbank Deposit Rates)	60,348,449	1,159,805	41,316,315	3,010,880
Fixed Interest Rate - Real	72,560,505	8,598,372	54,159,848	9,607,342
Indexed to Price and Interest Rates	4,605,470	1,200,287	5,124,411	-
Indexed to Foreign Currency	205,931,737	1,591,188	178,076,136	1,039,529
Other	(1,468,875)	768,534	75,676	1,071,891
Liabilities	347,828,882	(16,357,668)	120,173,455	(18,327,611)
CDI (Interbank Deposit Rates)	39,450,287	(138,563)	33,239,801	(13,693,733)
Indexed Interest Rate Fixed - Real	67,774,246	(10,497,496)	45,088,689	(2,772,479)
Indexed to Price and Interest Rates	1,820,153	(168,892)	33,026,692	(450,958)
Indexed to Foreign Currency	238,784,197	(5,552,717)	6,636,885	153,695
Other	-	-	2,181,388	(1,564,135)
Options	1,094,999,048	(240,787)	2,043,286,085	47,624
Purchased Position	529,787,119	2,256,816	1,006,266,897	4,974,618
Call Option - Foreign Currency	8,203,930	404,568	1,188,387	39,202
Put Option - Foreign Currency	4,026,609	36,936	1,948,673	109,075
Call Option - Other	50,535,421	576,102	134,761,947	1,093,583
Interbank Market	46,787,211	528,163	101,421,659	556,039
Other (2)	3,748,209	47,939	33,340,288	537,544
Put Option - Other	467,021,159	1,239,211	868,367,889	3,732,758
Interbank Market	464,696,980	924,349	864,852,555	3,729,297
Other (2)	2,324,179	314,861	3,515,334	3,461
Sold Position	565,211,929	(2,497,603)	1,037,019,188	(4,926,995)
Call Option - US Dollar	1,333,976	(10,218)	1,537,670	699,243
Put Option - US Dollar	10,343,321	(126,498)	2,315,919	(192,335)
Call Option - Other	83,780,851	(1,528,672)	130,919,394	(453,919)
Interbank Market	75,683,466	(1,525,240)	120,156,285	(464,405)
Other (2)	8,097,385	(3,432)	10,763,109	10,486
Put Option - Other	469,753,781	(832,215)	902,246,205	(4,979,984)
Interbank Market	464,362,349	(832,148)	869,328,317	(4,597,427)
Other (2)	5,391,432	(67)	32,917,888	(382,557)
Futures Contracts	160,404,532	-	270,258,565	-
Purchased Position	605,945	-	110,275,866	-
Exchange Coupon (DDI)	-	-	12,438,695	-
Interest Rates (DI1 and DIA)	430,778	-	97,837,171	-
Foreign Currency	175,167	-	-	-
Indexes (3)	-	-	-	-
Treasury Bonds/Notes	-	-	-	-
Sold Position	159,798,588	-	159,982,699	-
Exchange Coupon (DDI)	48,732,307	-	73,114,014	-
Interest Rates (DI1 and DIA)	70,947,394	-	67,958,767	-
Foreign Currency	39,886,594	-	18,653,658	-
Indexes (3)	222,868	-	256,261	-
Treasury Bonds/Notes	9,425	-	-	-
Forward Contracts and Other	187,094,617	12,155	163,040,700	441,028
Purchased Position	97,084,762	18,597,971	96,309,648	9,166,361
Currencies	86,240,019	5,738,473	87,254,202	5,026,567
Other	10,844,743	12,859,498	9,055,447	4,139,794
Sold Position	90,009,855	(18,585,817)	66,731,052	(8,725,333)
Currencies	78,730,078	(2,646,222)	64,986,757	(4,846,929)
Other	11,279,777	(15,939,595)	1,744,295	(3,878,404)

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				03/31/2020	12/31/2020			03/31/2020		03/31/2020
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	40,957,639	140,903,517	160,116,130	341,977,286	278,752,387	48,402,251	89,019,423	204,555,612	89,111,405	252,865,881
Options	24,237,223	18,764,059	1,051,997,766	1,094,999,048	2,043,286,085	324,533,993	745,109,523	25,355,532	1,074,863,389	20,135,659
Futures Contracts	5,255,369	-	155,149,163	160,404,532	270,258,566	59,418,273	49,595,812	51,390,447	160,404,532	-
Forward Contracts and Other	63,646,280	84,165,877	39,282,460	187,094,617	163,040,700	99,002,664	51,531,085	36,560,868	27,451,356	159,643,261

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The effectiveness calculated for the hedge portfolio is in accordance with that established in Circular Bacen No. 3,082/2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, in receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon swaps versus% CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI / DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object item.

• The Bank has an active loan portfolio originating in US dollars at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way to manage this mismatch, the Bank designates Euro Floating Foreign Currency versus Fixed Dollar swaps as the corresponding credit protection instrument.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the financial assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the stock exchange and designates them as a hedge accounting instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of bonds available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Stock Exchange and designates them as a hedge accounting instrument.

• Santander Leasing has a pre-fixed interest rate risk generated by government bonds (NTN-F) in the securities portfolio available for sale. To manage this mismatch, the entity contracts interest swaps and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedges, the results, both on hedge instruments and on objects (attributable to the type of risk being protected) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and foreign currency liabilities and designates them as a hedge instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of bonds and securities available for sale.

• The Bank has a post-fixed interest rate risk arising from the treasury bills classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a hedging instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with operations of financial bills (LF), bills of exchange (LC) and Interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore branch. In the transaction, the value of the asset in Euro will be converted to Dollar at the rate of the transaction's foreign exchange contract. Upon conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or fixed rate. The assets will be hedged with Swap Cross Currency in order to transfer the risk in Euro to LIBOR + Coupon.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of March 31, 2021, and December 31, 2020, no result was recorded for the ineffective portion.

		03/31/2021		12/31/2020
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Treasury bonds (LTN, NTN-F)	(28,549)	-	(2,183,841)	-
Treasury bonds LEA	-	-	-	-
Resolution 2770	-	-	-	-
Trade Finance Off	(3,137)	-	(5,092)	-
Total	(31,686)	-	(2,188,933)	-

Cash Flow Hedge
Eurobonds	(465)	-	14,666	-
Trade Finance Off	105,974	-	58,088	-
Treasury bonds (LFT)	266,064	-	727,437	-
Total	371,573	-	800,190	-

						03/31/2021						12/31/2020
Strategies	Adjustment to Value Market		Market Value		Notional		Adjustment to Value Market		Market Value		Notional
Fair Value Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	-	-	-	-	-	-	-	-	-	-	-	-
Futures Contracts	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	-	-	-	-
Hegde of Securities	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	-	-	-	-

Cash Flow Hedge
Swap Agreements	241,851	299,213	6,635,810	6,848,664	5,656,026	6,215,155	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Hedge of Securities	199,262	255,724	1,419,078	1,565,453	1,419,078	1,565,453	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Hedge of funding	42,589	43,489	5,216,732	5,283,211	4,236,948	4,649,702
Futures Contracts	-	-	22,887,826	20,871,296	22,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Hegde of Credit Operations	-	-	22,887,826	20,871,296	22,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230

				03/31/2021	12/31/2020
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Futures Contracts	4,585,532	4,755,390	49,095,273	58,436,195	46,649,331
Hegde of Securities	4,585,532	4,755,390	49,095,273	58,436,195	46,649,331

Cash Flow Hedge
Swap Agreements	2,846,506	1,411,940	2,590,218	6,848,664	1,428,053
Hegde of Credit Operations	1,565,453	-	-	1,565,453	-
Hedge of Funding	1,281,053	1,411,940	2,590,218	5,283,211	1,428,053
Futures Contracts	-	20,871,296	-	20,871,296	19,500,234
Hegde of Credit Operations	-	20,871,296	-	20,871,296	19,500,234

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$176,932 (12/31/2020 - R$11,169) and is recorded in shareholders' equity, net of tax effects, of which R$79,619 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Notional
		03/31/2020		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	4,067,785	569,730	3,483,628	519,670
Total	4,067,785	569,730	3,483,628	519,670

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$1,651 (12/31/2020 – R$1,506).

The effect on the PLE of the risk received was R$1,183 (12/31/2020 - R$6,985).

During the period, there was no credit event related to taxable events provided for in the contracts.

		03/31/2020		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	4,637,515	4,637,515	4,003,298	4,003,298
Per Risk Classification: Below Investment Grade	4,637,515	4,637,515	4,003,298	4,003,298
Per Reference Entity: Brazilian Government	-	-	4,003,298	4,003,298

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	03/31/2020	12/31/2020
Financial Treasury Bill - LFT	3,727,829	4,363,666
National Treasury Bill - LTN	6,804,652	6,155,276
National Treasury Notes - NTN	2,967,734	2,814,274
Total	13,500,215	13,333,215

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of March 31, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(22,988)	(450,588)	(901,176)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(726)	(8,368)	(16,736)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,360)	(18,050)	(36,100)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(16)	(5,049)	(10,097)
Foreign Currency	Exposures subject to Foreign Exchange	(8)	(189)	(377)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(36)	(1,243)	(2,485)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(36,890)	(360,842)	(721,685)
Shares and Indexes	Exposures subject to Change in Shares Price	(834)	(20,853)	(41,705)
Commodities	Exposures subject to Change in Commodity Price	(734)	(18,338)	(36,676)
Total (1)		(66,592)	(883,520)	(1,767,037)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(49,158)	(505,899)	(1,209,951)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(20,813)	(182,738)	(218,219)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(15,599)	(295,271)	(658,963)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(9,199)	(49,523)	(96,124)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,392)	(6,349)	(12,761)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(34,738)	(89,456)	(184,367)
Foreign Currency	Exposures subject to Foreign Exchange	(113)	(2,836)	(5,672)
Total (1)		(135,012)	(1,132,072)	(2,386,057)

(1) Values calculated based on the consolidated information of the institutions.

(2) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	03/31/2021	12/31/2020
Funds under management	2,806,630	2,716,477
Managed funds	195,356,797	191,873,169
Total	198,163,428	194,589,646

d) Third-party securities held in custody

As of March 31, 2021, and December 31, 2020, the Bank held third party debt securities and securities in custody totaling R$29,653,050 and R$35,519,498, respectively.

e) Pandemic Effects - CODIV-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of Covid-19 and (c) increased communication about preventive measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

19.           Subsequent Event

a)     Dividend Resolution

The Board of Directors, in a meeting held on April 17, 2021, approved the Executive Board's proposal, ad referendum of the Annual General Meeting, to be held in 2022, for the distribution of (i)  interim dividends, in the amount of R$2.800.000.000 (two billion and eight hundred million reais calculated based on the balance sheet of March 31, 2021; and ii) interim dividends, in the amount of R$200.000.000,00 (two hundred million reais) from the Dividend Equalizatoin Reserve of the Company based on the balance sheet of December 31, 2020, for a  total amount od Dividends of R$3.000.000.000,00 (three billion reais). The Dividends approved will be paid as of June 2nd, 2021 and fully considered within the amount of mandatory dividends to be distributed by the Company for year 2021.

APPENDIX I – Consolidated Statement of Value Added

	01/01 to 03/31/2021		01/01 to 03/31/2020
Interest and similar income	16,300,789		18,617,110
Fee and commission income (net)	4,056,364		4,244,951
Impairment losses on financial assets (net)	(3,573,215)		(3,474,160)
Other income and expense	(2,183,143)		(2,967,452)
Interest expense and similar charges	(4,426,949)		(7,180,327)
Third-party input	(1,911,182)		(1,837,307)
Materials, energy and other	(163,962)		(157,662)
Third-party services	(1,507,385)		(1,488,719)
Impairment of assets	(9,191)		(2,377)
Other	(230,644)		(188,549)
Gross added value	8,262,664		7,402,815
Retention
Depreciation and amortization	(673,352)		(618,769)
Added value produced	7,589,312		6,784,046
Investments in affiliates and subsidiaries	30,568		30,125
Added value to distribute	7,619,880		6,814,171
Added value distribution
Employee	1,977,643	26.0%	2,056,546	30.2%
Compensation	1,426,373		1,488,775
Benefits	396,702		404,896
Government severance indemnity funds for employees - FGTS	102.204		95.754
Other	52,364		67,121
Taxes	1,557,921	20.4%	863,991	12.7%
Federal	173,782,229		656,941
State	(489,130)		14
Municipal	(171,735,178)		207,036
Compensation of third-party capital - rental	21,348	0.3%	27,366	0.4%
Remuneration of interest on capital	4,062,967	53.3%	3,866,268	56.7%
Profit Reinvestment	4,053,516		3,857,825
Profit (loss) attributable to non-controlling interests	9,451		8,443
Total	7,619,879	100.0%	6,814,171	100.0%

Performance Report

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended on March 31, 2021, prepared in accordance with the rules of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee - IFRIC).

1. Macroeconomic Environment

Banco Santander estimates that, in the first quarter of 2021, the global scenario continued to be marked by the unfolding of the COVID-19 pandemic, with the first affected countries facing aggravation in the context of contamination, which culminated in the resumption of social distancing policies in several regions of the globe. The Bank points out that this worsening occurred despite the rapid evolution in the process of developing vaccines against the disease and even though some countries are showing rapid progress in their immunization programs. Despite the uncertainties brought about by the pandemic, the fiscal and monetary stimulus packages implemented by the vast majority of economies continued to make the Bank witness the release of economic activity indicators, signaling the continuity of the recovery trend after the strong retraction observed in the second quarter of 2020, although with some accommodation at the margin, due to this “second wave” of the pandemic. For this reason, debates have become more intense about the need not only to continue with the current stimuli, but also to grant new impulses, as was the case with the approval of a public spending package in the USA that will total US$1.9 trillion. Santander believes that these fiscal and monetary stimuli continued to help support the prices of financial assets. For example, the North American S&P500 index, which had fallen from 3.2 thousand points to 2.5 thousand points between December 2019 and March 2020, advanced to approximately 3.8 thousand points in the fourth quarter of 2020 and came close to the 4.0 thousand points in the first quarter of 2021.

In the country, Banco Santander considers that the misfortunes generated by COVID-19, which also registered an increase in both the number of contaminated people, as well as hospitalizations and deaths in the country, shifted the focus from discussions on structural reforms to debates on measures to combat to the economic impacts caused by the pandemic, mainly for actions directed at the poorest sections of the population and the business segments most exposed to the misfortunes caused by the social distancing policies that had to be resumed in the beginning of 2021. In the view of Santander, such temporary measures were essential to mitigate the impact of the crisis in 2020, but they caused a substantial increase in public expenditures throughout 2020 and, therefore, caused a significant increase in the level of indebtedness of the Brazilian government in the past year. This situation, the Bank evaluates, only reinforces the need to resume discussions on structural reforms after overcoming the pandemic to prevent the trajectory of Brazilian public indebtedness from becoming unsustainable and justified the approval of a new aid program of lesser amount than the observed in 2020, together with compensatory measures aimed at reducing and controlling expenses in the medium and long-term horizons (the so-called Emergency PEC).

As for the performance of the Brazilian economy, Banco Santander observed the release of national accounts data showing that Brazilian GDP decreased 4.1% in 2020 compared to the previous year. The result was below the estimates made shortly after the pandemic emerged - the median of the estimates indicated a 6.6% retraction at the end of the second quarter of 2020. The Bank estimates that the support provided by the emergency aid provided last year had a great influence in this less negative performance than previously imagined, driving the recovery observed in the second half of 2020. Economic activity data for the first quarter of 2021 indicate that the recovery trajectory - in seasonally adjusted terms - continued in the period, albeit with less vigor (our projection indicates quarterly expansion of 0.2% compared to the last three months of 2020, when GDP advanced 3.2% in the same terms. For the year 2021, Banco Santander projects that the Brazilian economy will gain traction over the coming quarters and ending with a 3.0% growth compared to 2020.

Despite the economic downturn observed last year and the loss of dynamism in economic growth at the beginning of 2021, inflation remained at high levels in the wake of pressures caused by higher costs caused by the significant exchange rate devaluation, as well as problems in the production chains. that hindered the conditions of supply of certain items. In addition to this, international factors such as the high Chinese demand for animal proteins and grains and the increase in international fuel prices also contributed to the fact that the dynamics of domestic prices worsened significantly, which led to the IPCA - consumer price index used as a target by national monetary authority - to close the year 2020 at 4.5% year-on-year and continue to advance to 6.1% at the end of the first quarter of 2021.

Banco Santander estimates that this pressure will last for a few more months and will suffer a loss of intensity throughout the second half of this year, which should lead the IPCA to end 2021 with an annual variation of 5.0%, a level close to the ceiling of the inflation tolerance imposed on the Central Bank of Brazil. For this reason, the Brazilian monetary authority initiated a process of partial normalization of the basic interest rate with an increase of the Selic rate by 0.75 percentage points in the first quarter of 2021, in addition to signaling the intention to continue raising it by more some period to reduce the risk of exceeding the ceiling of the tolerance interval defined for 2021 and to increase the chance that inflation will converge towards the target of 3.50% defined for 2022. In the view of Banco Santander, the Central Bank of Brazil should continue to raise the Selic rate in the coming quarters and bring it to the level of 5.50% pa in the fourth quarter of 2021, when it is expected to pause the monetary policy adjustment cycle.

The increase in the interest rate will consequently increase the cost of rolling over government debt, in addition to limiting the speed of economic expansion. In the Bank's view, the scenario of slow growth and high public indebtedness is something that has kept international investors still fearful about the acquisition of Brazilian financial assets. This stance was an obstacle for the trajectories recorded by both the 5-year CDS in Brazil and the exchange rate to present a favorable performance in the first quarter. In the first case, the Brazilian government's instrument of protection against insolvency problems ended the period close to 230 basic points, a level higher than the 140 basic points observed at the end of 2020. In the case of the exchange rate, the Bank saw a process taking place, similar with the parity against the dollar rising to R$5.75/US$ at the end of March 2021, against R$5.20/US$ at the end of the fourth quarter of last year. In both cases, Santander considers that a possible trigger for an eventual improvement in performance relates to the reduction of doubts about the Brazilian fiscal dynamics for the coming years. Actions such as the approval of PEC Emergencial help in this regard, but given the substantial increase in public indebtedness recently, Banco Santander assesses that other measures to control and reduce expenses need to be implemented. In the view of Santander, this will only be possible with the resumption of structural reforms.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1Q21	1Q20	annual changes%	4Q20	quarter changes %
Interest Net Income	11,873.8	11,436.8	3.8	11,196.7	6.0
Income from equity instruments	1.5	2.4	(36.7)	9.7	(84.4)
Income from companies accounted for by the equity method	30.6	30.1	1.5	31.9	(4.2)
Fees and Comission (net)	4,056.4	4,245.0	(4.4)	4,432.8	(8.5)
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(1,513.1)	(13,090.2)	(88.4)	4,824.8	(131.4)
Other operating expense (net)	(233.3)	(253.7)	(8.0)	(449.8)	(48.1)
Total Income	14,215.8	2,370.4	499.7	20,046.1	(29.1)
Administrative expenses	(4,195.1)	(4,188.4)	0.2	(4,485.2)	(6.5)
Depreciation and amortization	(673.4)	(618.8)	8.8	(666.9)	1.0
Provisions (net)	(571.4)	(629.8)	(9.3)	(284.7)	100.7
Impairment losses on financial assets and other assets (net)	(3,582.4)	(3,476.5)	3.0	(3,605.1)	(0.6)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	30.2	204.4	(85.2)	11.1	172.1
Gains (losses) on non-current assets held for sale not classified as discontinued operations	17.7	13.0	36.0	40.9	(56.7)
Operating Profit Before Tax (1)	5,241.5	(6,325.8)	(182.9)	11,056.2	(52.6)
Income taxes	(1,178.6)	10,192.0	(111.6)	(7,335.4)	(83.9)
Consolidated Net Income	4,063.0	3,866.3	5.1	3,720.8	9.2

OPERATING RESULT BEFORE ADJUSTED TAXATION	3M21	3M20	annual variation%	4Q20	annual variation%
(R$ Million)
Result before Taxation on Profit and Participation	5,241.5	(6,325.7)	(182.9)	11,137.5	6,143.0
Foreign Exchange Hedge	2,394.1	12,825.6	(81.3)	(4,708.4)	(249.7)
Operating Income Before Adjusted Taxation	7,635.6	6,499.9	17.5	6,429.1	93.4

INCOME TAX	3M21	3M21	annual variation%	4Q20	annual variation%
(R$ Million)
Income tax and social contribution	(1,178.6)	10,192.0	111.6	(7,335.4)	(489.9)
Foreign Exchange Hedge	(2,394.1)	(12,825.6)	(81.3)	4,708.4	(249.7)
Adjusted Income Tax and Social Contribution	(3,572.7)	(2,633.6)	35.7	(2,627.0)	107.8

The annualized return on average shareholders' equity reached 16.29% in the first quarter, down 0.37 pp and 2.23%, compared to the first quarter of 2020.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs and the subsidiary Santander Brasil EFC (R$ Million)	1T21	1T20	annual changes%	4Q20	quarter changes %
Exchange Variation - Profit from Financial Operations	5,015.1	18,586.1	(73.0)	(5,015.4)	(199,.9)
Derivative Financial Instruments - Profit from Financial Operations	(7,409.4)	(31,411.7)	(76.4)	9,723,8	(176.2)
Income Tax and Social Contribution	2,049.5	12,298.8	(83.3)	(4,248)	(148.2)
PIS/Cofins - Tax Expenses	344.5	526.9	(34.6)	(460,4)	(174.8)

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	Mar/21	Dec/20	annual changes %
Cash and Balances with the Brazilian Central Bank	30,868.4	20,148.7	53.2
Financial Assets Measured at Fair Value Through Profit or Loss	56,440.4	60,900.4	(7.3)
Financial Assets Measured at Fair Value Through Profit or Loss Held For Trading	103,294.2	98,466.2	4.9
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	517.5	499.8	3.5
Financial Assets Measured at Fair Value Through Other Comprehensive Income	104,522.5	109,740.4	(4.8)
Financial Assets Measured at Amortized Cost	561,873.0	554,924.8	1.3
Hedging Derivatives	976.1	743.5	31.3
Non-Current Assets Held for Sale	960.9	1,092.9	(12.1)
Investments in Associates and Joint Ventures	1,147.5	1,095.0	4.8
Tax Assets	41,019.8	41,063.8	(0.1)
Other Assets	4,960.5	7,222.4	(31.3)
Tangible Asset	8,694.3	9,537.1	(8.8)
Intangible Asset	29,525.6	30,766.4	(4.0)
TOTAL ASSETS	944,800.8	936,201.5	0.9
Financial Liabilities Measured at Fair Value Through Profit or Loss Held for Trading	77,378.7	77,643.3	(0.3)
Financial Liabilities Measured At Fair Value Through Profit Or Loss	7,217.8	7,038.5	2.5
Financial Liabilities at Amortized Cost	723,857.7	707,288.8	2.3
Hedge Derivatives	3.0	144.6	(97.9)
Provisions	13,149.7	13,815.0	(4.8)
Tax Liabilities	8,177.4	10,130.2	(19.3)
Other Liabilities	9,718.3	14,051.2	(30.8)
TOTAL LIABILITIES	839,502.6	830,111.6	1.1
Shareholders' Equity Attributable to the Controller	104,980.8	105,777.0	(0.7)
Non-controlling interests	317.4	312.9	1.4
Total Equity	105,298.2	106,089.9	(0.7)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	944,800.8	936,201.5	0.9

2.3) Stockholders’ Equity

On March 31, 2021, Banco Santander consolidated Stockholders’ Equity decreased by 0.7% compared to December 31, 2020.

The change in Shareholders' Equity between March 31, 2021 and December 31, 2020, was mainly due to the negative equity valuation adjustment in employee benefit plans in the amount of R$15,094 and Cash flow hedge gains and losses and investment in the amount of R$226,066 and net income for the period in the amount of R$4,053,516.

For additional information, see note 11 to financial statements.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193/2013, the requirement for PR in 2020 was 10.25%, comprising 8.00% of Minimum Equity of Reference plus 1.25% of Additional Capital Conservation and 1.0% of Systemic Additional. Considering this surcharge, PR Level I increased to 8.25% and Minimum Principal Capital to 6.75%.

For March, the requirements remain unchanged, but over the course of 2021 the Additional Capital Conservation will undergo two increases, going to 1.625% from April and to 2.00% from October. Thus, at the end of the year 2021, the PR requirement will be 11.00%, considering 8.00% of the Minimum Equity of Reference plus 2.00% of Additional Capital Conservation and 1.00% of Additional Systemic. The PR Level I and Minimum Principal Capital requirements will be 9.00% and 7.50%, respectively.

In view of the pandemic scenario, the Central Bank of Brazil has been monitoring the Brazilian market and has established a set of regulations to minimize the impacts of the pandemic. In the case of capital, it established the reduction of the Main Capital Conservation Additional from 2.5% to 1.25%, aiming at expanding the capacity to grant new credit operations.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Mar/21	Dec/20
Basel I Ratio	13,91	14.06
Basel Principal Capital	12.63	12.87
Basel Regulatory Capital	15.18	15.25

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, for the period ended March 31, 2021, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	51,419.8	1,542.3	356.7	49,620.9	100.00%
Banco Bandepe S.A.	30,099.6	5,334.7	30.5	-	100.00%
Santander Leasing S.A. Arrendamento Mercantil	8,502.8	5,686.0	61.9	2,188.7	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	7,127.9	3,596.9	220.0	-	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,812.1	1,758.6	34.0	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,401.6	731.1	23.5	-	100.00%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended March 31, 2021 and the year ended on December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On March 31, 2021, approve the partial spin-off of the Company, which will result in the segregation of the shares of its ownership issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of Santander Partial Spin-off (“Partial Spin-Off”).

On March 3rd, 2021, he became aware of the resignation request submitted by Tarcila Reis Corrêa Ursini to the position of member of the Company's sustainability Committee.

On February 25, 2021, to approve the proposal for the spin-off of the payment methods operation, carried out by the subsidiary, Getnet Adquirência e Serviços para Meios de Pagamento SA (“Getnet”), in order to concentrate the Group's technology and payments businesses Santander within PagoNxt, a new global payments platform focused on technology.

On February 2nd, 2021, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2nd, 2021, approve, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, for maintenance in treasury or subsequent sale.

On February 2, 2021, approve the proposal for declaration and payment of dividends, in the amount of R$ 512 million, to be paid as of March 3, 2021, without any remuneration as monetary restatement.

On December 26, 2020, approve the proposal for declaration and payment of interest on own capital, in the gross amount of R$ 665 million for payment as of February 1, 2021, without any remuneration as monetary restatement.

On December 18, 2020, approve the election of directors Adriana Marques Lourenço de Almeida, Francisco Soares da Silva Junior, Marilize Ferrazza Santinoni and Ricardo Olivare de Magalhães as Directors without a Specific Designation.

On October 26, 2020, approve the proposal to highlight and pay interest on own capital, in the gross amount of R$1 billion paid on December 23, 2020, without any monetary restatement.

On October 26, 2020, to approve the Parent Company and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance to the accountancy practices adopted in Brazil, applicable to the institutions authorized to operate by Bacen and Parent Company and Consolidated Condensed Interim Financial Statements prepared in accordance to the International Financial Reporting Standards (IFRS), both relative to the period ended in September 30, 2020.

On September 22, 2020 - approve the reelection of Ms. Monique Silvano Arantes Bernardes as the Company's Ombudsman for a new term of 1 (one) year.

On September 1st, 2020, to re-ratify the resolutions at the Company’s Board of Directors’ Meeting held on May 21, 2020, which dealt with the election of the members of the Company’s Audit Committee for a new term.

On August 28, 2020, to know the resignation of Mr. Rafael Bello Noya, Officer without specific designation of the Company.

On July 29,2020, approve (i) the proposal for the merger of Bosan Participações S.A. by the Company; (ii) the proposal for the merger of Banco Olé Consignado S.A. by the Company; and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 28, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 770 million, for payment as of September 25, 2020, without any indexation.

On July 3, 2020, approve the election of Mr. João Marcos Pequeno De Biase as an Officer without a specific designation of the Bank.

On June 29, 2020, approve (i) the dismissal of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, to approve the election of the members of the Company's Audit Committee for a new term, they are: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On May 21, 2020, approve the new version of the Remuneration Policy, in accordance with the positive recommendation of the Remuneration Committee, in compliance with the provisions of CMN Resolution No. 3,921 / 2010.

On May 21, 2020, approve the local implementation of the versions presented for the Policies of: (i) Social Responsibility; (ii) Social Investment, and (iii) Corporate Culture, according to a positive recommendation from the Sustainability Committee.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Consolidated Intermediate Condensed Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both referring to the semester ended March 31, 2020.

On April 23, 2020, learn about the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Compensation Committee of the Bank; (ii) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Bank's Nomination and Governance Committee, to serve as the Coordinator of the Committee; (iii) approve the dismissal of Mr. Bernardo Parnes from the position of Coordinator of the Risks and Compliance Committee of the Bank; (iv) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risks and Compliance Committee of the Bank, for the function of Coordinator of said Committee; and (v) approve the dismissal of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 7, 2020, approve the election of Mr. Marcelo Augusto Dutra Labuto as an Officer with no specific designation of the Bank.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve the Banco Santander Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Messrs. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

The resolutions of the Board of Directors for the year 2019 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

The Brazilian Central Bank published in February 23, 2017, the  Resolution BMN nº 4,557 which requires the implementation of the risk and capital management structure as from the year it was published. The Resolution highlights the need of implementing an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 18 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been talked of so much. Take care of yourself and the other. And at Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 44,806 employees here in Brazil.

In the Health theme, we designed our internal protocol for acting in the containment of COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Hospital Albert Einstein, guaranteeing high quality medical care to 100% of employees and their dependents, in addition to the investment in the Emotional Health Program that has supported our people in adapting and coping with social distance.

For the development of our people, the Corporate University - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of the comfort zone and invest in yourself by expanding knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

In the sphere of Customers, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner. For this, the active listening process is essential and, therefore, in March 2021, we received 12 Customers remotely to participate in a café with our CEO, Sérgio Rial, and with live transmission to 100% of the Organization. The special “Café com Rial” on Consumer Day had a record audience of 41,972 connections, placing the Client's seat as the most important in our organization and signaling that our consumers are the center of our discussions.

The result of all these actions is the high level of engagement, proven by means of two surveys that are carried out annually and that bring excellent indicators. One of them points out that at least 90% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 1Q21:

• In this quarter, we made feasible (In Dec / 20, the total made feasible was R$ 27 billion) R$ 18.1 billion in sustainable business, 74% of which via bonds.

• Grupo Santander announced its ambition to achieve zero net carbon emissions by 2050. This objective includes our own activity, in which we have been carbon neutral since 2020, as well as customer emissions.

• We started our efforts to make our cards more eco-efficient. We will start to use recycled PVC as raw material and this should generate a reduction of 50 tons of plastic waste (considering the entire portfolio transformed into recycled PVC card). In July of this year we will have the first 1,000 cards arriving at the hands of our customers, and in six years we will change the entire plastic base we have on the market.

• We made the first disbursement of the R$ 50 million credit line to cooperatives and agribusinesses for crops in the Amazon.

• By the end of 2021, our ambition is to have 100% of our stores supplied with renewable energy. In addition, with the adoption of the digital billet by our Financeira customers, we believe that we will reduce 51 tons of paper this year.

We intensified our actions in support of society as a form of support in the fight against COVID-19 and we continued with our strategy of private social investment with our support programs for children, adolescents, the elderly and entrepreneurs.

• We donated 100,000 basic food baskets to the Brasil sem Fome campaign. In addition, we are mobilized to collect 500,000 basic food baskets in partnership with our private peers, Itaú and Bradesco.

• We have opened the public notices for the next edition of our Amigo de Valor and Parceiro do Idoso programs, in which we invited more than 1,900 municipalities to apply (Selection criteria: commercial presence, number of inhabitants and HDI.). At Amigo de Valor, our ambition is to support up to 100 projects (currently 59 projects are supported) across the country and expand our presence in the northern region.

9. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended March 31, 2021, PricewaterhouseCoopers did not provide services unrelated to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers represents your administration that has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the semester ended June 30, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 04/27/2021).

Composition of Management Bodies

Board of Directors

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council *

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

* The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with a mandate until the 2021 Annual General Meeting.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Gilberto Cabeleira Alves – CRC Nº PR040031/ O-7

Declaration of directors on the financial statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the semester ended June 30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2021:

Chief Executive Officer
Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alberto Monteiro de Queiroz Netto
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão
Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhaes

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the semester ended June 30, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Bank’s Audit Committee to the Board of Directors and favorable opinion from the Bank’s Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhaes

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer